

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 22, 2017

Mr. Derek J. Kerr
Chief Financial Officer
American Airlines Group, Inc.
4333 Amon Carter Boulevard
Fort Worth, Texas 76155

> **Re:** **American Airlines Group Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 22, 2017**
> **Form 8-K furnished on January 27, 2017**
> **File No. 001-08400**

Dear Mr. Kerr:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

General

1. In your letter to us dated June 3, 2013, you described contacts with Syria and Sudan and we note your website lists flights to Khartoum, Sudan. The oneworld alliance website lists flights to Sudan by partner airlines and your oneworld alliance partner, Royal Jordanian's,website includes two cities in Syria on its list of destinations. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of past, current, and anticipated contacts with Syria and Sudan since your prior letter, whether through subsidiaries, affiliates, onealliance member partners, or other direct or indirect arrangements. You should describe any products or services, you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those

countries or entities they control.

2. Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Item 6. Selected Consolidated Financial Data

Reconciliation of GAAP to Non-GAAP Financial Measures, page 47

3. Please revise your disclosure of usefulness of non-GAAP measures, other than mainline and regional CASM, to investors to (a) eliminate descriptive language suggesting non-GAAP financial measures are "more indicative" of your performance and "more comparable" to measures reported by other major airlines and (b) ensure that the disclosure addresses each non-GAAP measure and explains why each measure is useful to investors and management in terms that are substantive and specific to you. Refer to Item 10(e)(1)(i)(C) to (D) of S-K and footnote 44 to FR-65. Our comment also applies to disclosures in your earnings released furnished in Form 8-K on January 27, 2017. In your response, please provide us with proposed revisions to your current disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure